SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 11-K

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]
For the fiscal year ended December 31, 2005,
or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to                     .
Commission File Number
1-9645
CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN
(Full title of the plan)
CLEAR CHANNEL COMMUNICATIONS, INC.
200 East Basse Road
San Antonio, Texas 78209
Telephone (210) 822-2828
(Name of Issuer of the securities held pursuant to the plan
and address of its principal executive office)

CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN
INDEX TO FORM 11-K
REQUIRED INFORMATION
SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN

Date: June 21, 2005

By:		/s/ Randall T. Mays

	Name:	Randall T. Mays
	Title:	President/Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Clear Channel Communications, Inc. 401(k) Savings Plan
San Antonio, Texas
We have audited the financial statements of the Clear Channel Communications, Inc. 401(k) Savings Plan as of December 31, 2005 and 2004, and for the year ended December 31, 2005, as listed in the accompanying contents page. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Clear Channel Communications, Inc. 401(k) Savings Plan as of December 31, 2005 and 2004, and the changes in its net assets available for plan benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005 is presented for the purpose of additional analysis and is not a part of the basic financial statements but is supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements as of and for the year ended December 31, 2005, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
San Antonio, Texas
June 12, 2006

CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS

INVESTMENT:
Plan interest in Clear Channel Communications, Inc. — Master Trust	$592,088,016	$529,448,976

RECEIVABLES:
Employer’s contribution	601,220	461,116
Participants’ contributions	1,592,792	1,439,423

Total receivables	2,194,012	1,900,539

TOTAL ASSETS	594,282,028	531,349,515

LIABILITIES

Administrative fees payable	13,603	13,183

TOTAL LIABILITIES	13,603	13,183

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$594,268,425	$531,336,332

See notes to financial statements.

CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 2005

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net appreciation in fair value of investments	$21,666,898
Dividends and interest	18,184,518

Total investment income	39,851,416

Contributions:
Employer	18,867,882
Participants	46,799,021
Rollovers	2,802,152

Total contributions	68,469,055

TOTAL ADDITIONS	108,320,471

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	45,285,020
Administrative expenses	103,358

TOTAL DEDUCTIONS	45,388,378

Net increase	62,932,093

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	531,336,332

End of year	$594,268,425

See notes to financial statements.

CLEAR CHANNEL COMMUNICATIONS, INC. 401(K) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2005 AND 2004
1. DESCRIPTION OF PLAN
The following description of the Clear Channel Communications, Inc. (the “Company” and “Plan Sponsor”) 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General — The Plan is a defined contribution plan generally covering all eligible employees of the Company who have one year of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions — Employer contributions to the Plan include matching contributions. Additionally, elective contributions may be made annually at the discretion of the Plan Sponsor’s Board of Directors. The employer contribution was $18,867,882 for the year ended December 31, 2005.
Participants may elect to defer a portion of their compensation by an amount that does not exceed the maximum allowed under IRS rules and regulations. Participants are always 100% vested in their voluntary contributions. Each year, participants may elect to contribute up to 25% of their eligible pay on a pre-tax basis, up to the annual IRS maximum 401(k) deferral limit of $14,000 in 2005; effective January 1, 2005, the Plan Sponsor began limiting the 401(k) deferral percentage elections of all highly compensated employees in the Plan to a maximum of 5% of pay. The IRS limits the amount of compensation that can be taken into account for Plan purposes; for 2005, the qualified plan compensation limit was $210,000. Employees participating in the Plan who will attain age 50 by December 31, 2005, are eligible to contribute an additional $4,000 in pre-tax “Catch-Up” contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers one unitized sponsor common stock fund, one unitized common stock fund which is a frozen wasting investment, and nineteen registered investment funds of which one is closed to new investors and one is closed to any new funds.
Participant Accounts — Each participant’s account is credited with allocations of the Plan Sponsor’s contribution and Plan earnings and charged with certain stock fund expenses and transaction fees. Allocations are based on participant account balances and participant directed transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
ESOP — Effective September 1, 2005, the Clear Channel Company Stock Fund was designated as an Employee Stock Ownership Plan (“ESOP”). The ESOP allows participants who invest in the Sponsored common stock fund to make an election relating to the dividends earned in that fund to either a) have the dividends reinvested in the fund or b) moved to a dividend fund account for payment in cash at the end of each year. The default election is the reinvestment of the dividends.
Forfeitures — Participant forfeitures of non-vested contributions and unclaimed benefits are used to reduce employer contributions to the Plan. For the years ending December 31, 2005 and 2004, approximately $434,000 and $915,000 of forfeitures were used to reduce employer contributions. There were unallocated forfeitures of approximately $59,000 and $79,000 as of December 31, 2005 and 2004.
Vesting — Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Plan Sponsor’s contributions is based on years of continuous service. A participant is 100% vested after seven years of credited service (or upon the death or disability of the participant, or attainment of age 65) for contributions made prior to January 1, 2002. A participant is 100% vested after five years of credited service (or upon the death or disability of the participant, or attainment of age 65) for contributions made after January 1, 2002.

CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2005 AND 2004
1. DESCRIPTION OF PLAN (continued)
Participant Loans — Participants may borrow from $1,000 up to a maximum of the lesser of i) $50,000 reduced by the excess, if any, of (A) the highest outstanding balance of loans to the participant from the Plan during the one year period ending on the day before the day the loan is made, over (B) the outstanding balance of loans to the participant from the Plan on the date on which the loan is made, or ii) 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear a fixed interest rate determined by the Plan Sponsor.
Payment of Benefits — On termination of employment, the Plan provides that benefits will be paid by a lump sum distribution, a rollover, or a combination of a lump sum and rollover. The Plan Sponsor encourages terminated participants to review the distribution options available under the Plan. Effective on or after March 28, 2005, the Plan Sponsor may periodically distribute the funds of terminated participants who do not make a distribution election; if the vested account balance is $1,000 or less, the funds will be distributed in the form of a lump sum distribution; if the vested account balance is greater than $1,000 but less than $5,000, the distribution will be paid in the form of a direct rollover to an individual retirement plan designated by the Clear Channel Communications, Inc. Retirement Benefits Committee. For benefits over $5,000, benefits may be paid by lump sum distribution, remain in the Plan until the earlier of age 65 or death of the participant, or rolled over into another qualified plan. Hardship withdrawals are available to Plan participants upon approval.
2. SUMMARY OF ACCOUNTING POLICIES
Basis of Accounting — The financial statements of the Plan are prepared using the accrual method of accounting.
Investment Valuation and Income Recognition — The Plan’s interest in the Clear Channel Communications, Inc. Master Trust is stated at fair value (see Note 3).
Payments of Benefits — Benefits are recorded when paid.
Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.
3. PLAN INTEREST IN CLEAR CHANNEL COMMUNICATIONS, INC. MASTER TRUST
The Master Trust was established for the investment of assets of the Plan and certain other Clear Channel Communications, Inc. sponsored retirement plans. These investments in the Master Trust consist of and are valued as follows:
•	Sponsored Company stock – quoted market price

•	Unrelated Company stock (resulting from spin-off) – quoted market price

•	Registered investment funds – net asset value of shares held

•	Participant loans – valued at cost which approximates fair value
The purpose of the Master Trust is the collective investment of the assets of participating employee benefit plans of the Company. The Master Trust’s assets are allocated among participating plans by assigning to each plan those transactions (primarily contributions and benefit payments) which can be specifically identified and allocating among all plans (in proportion to the fair value of the assets assigned to each plan) the income and expenses resulting from the collective investment of the assets.

CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2005 AND 2004

3.	PLAN INTEREST IN CLEAR CHANNEL COMMUNICATIONS, INC. MASTER TRUST (continued)
On April 29, 2005, Clear Channel Communications, Inc. announced that its Board of Directors had approved a plan of strategic initiatives focused on significantly increasing shareholder value. The plan included: a) an initial public offering, or IPO, of approximately 10% of the common stock of the Company’s outdoor business (“Clear Channel Outdoor”); b) the 100% spin-off of its entertainment business (“Clear Channel Entertainment”); c) a $3.00 per share special dividend; and d) a 50% increase in the Company’s recurring quarterly dividend. On August 9, 2005 the Company announced an update to its previously announced stratic initiatives.
The Clear Channel Outdoor IPO was completed on November 11, 2005. The spin-off of the Entertainment division, under the name of CCE Spinco, Inc., was completed on December 21, 2005, the distribution date; CCE Spinco, Inc. changed its name to Live Nation, Inc. The spin-off consisted of a dividend of .125 share of Live Nation, Inc. common stock for each share of Clear Channel Communications, Inc. common stock held as of December 14, 2005. The Live Nation stock dividend was received on the distribution date.
In anticipation of the spin-off of Clear Channel Entertainment, two of the then Company sponsored retirement plans were merged and the assets transferred from the Clear Channel Communications, Inc. Master Trust into their own separate trust fund. The net assets transferred were recorded at their fair market value at the date of transfer, October 3, 2005.
A summary of the transferred net assets follows:

Investments at fair value:

Clear Channel Entertainment, Inc. 401(k) Savings Plan	$51,594,267
Clear Channel Entertainment, Inc. 401(k) Savings Transfer Plan	4,336,996

$55,931,263

The proportionate interest of the Plan in the Master Trust at December 31, 2005 and 2004, was approximately 99.0% and 90.3%, respectively.

CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2005 AND 2004
3. PLAN INTEREST IN CLEAR CHANNEL COMMUNICATIONS, INC. MASTER TRUST (continued)
The following table presents the fair values of investments and investment income for the Master Trust:

	2005	2004
Investments at fair value:

Clear Channel Communications, Inc. common stock (unitized)	$48,021,412	$57,868,991
Live Nation, Inc. common stock (unitized)	2,468,110	—
Registered investment funds	535,549,024	516,792,816
Participant loans	12,001,559	11,593,297

	$598,040,105	$586,255,104

Investment income:

Net appreciation (depreciation) in fair value of investments:
Clear Channel Communications, Inc. common stock (unitized)	$(607,701)
Live Nation, Inc. common stock (unitized)	509,283
Registered investment funds	23,699,927

	23,601,509

Dividends and interest	19,075,364

	$42,676,873

CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2005 AND 2004
4. INVESTMENTS
The following presents investments that represent 5% or more of the Plan’s net assets as of December 31, 2005 and 2004:

	2005	2004
Clear Channel communications, Inc. common stock (unitized)	$48,021,412	$56,386,238
Fidelity Puritan Fund	33,830,894	37,044,943
LSV Value Equity Fund	43,145,554	—
Fidelity Equity Income Fund	—	39,441,409
Fidelity Dividend Growth Fund	60,022,151	56,630,397
Fidelity Retirement Money Market Portfolio	30,911,936	29,484,851
MSIFT Mid Cap Growth Portfolio	60,284,585	51,006,518
PIMCO Total Return Fund	33,938,193	30,782,176
Fidelity Low-Priced Stock Fund	57,732,372	54,521,854
Fidelity Diversified International Fund	50,857,256	38,667,869
Spartan U.S. Equity Index Fund	50,174,880	47,628,470
Fidelity Freedom 2010 Fund	40,279,777	32,138,918
During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

Clear Channel Communications, Inc. common stock (unitized*)	$(583,432)
Live Nation, Inc. common stock (unitized*)	509,283
Registered investment funds	21,741,047

$21,666,898

* A non-registered fund comprised of the underlying company stock and a short-term cash component.
5. RELATED PARTY TRANSACTIONS
Certain Plan investments are managed by Fidelity Management Trust Company (Fidelity). Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.
The Plan Sponsor paid approximately $189,000 in professional fees related to the Plan for the year ended December 31, 2005.

CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2005 AND 2004
6. PLAN TERMINATION
Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in the employer’s contributions allocated to their account.
7. TAX STATUS
The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated April 11, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the “IRC”). Effective January 1, 2005, the Plan was amended and restated to reflect recent amendments to the Plan and clarify certain provisions under the Plan, among other matters. Although the Plan has been amended and restated since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
8. SUBSEQUENT EVENTS
On March 9, 2006, the Company authorized the establishment of the Clear Channel Outdoor Holdings Stock Fund as an investment fund under the Plan which will invest primarily in shares of Class A common stock of Clear Channel Outdoor Holdings, Inc. This new investment fund is scheduled to be added as an investment option under the Plan effective as of July 3, 2006.
9. RISK AND UNCERTAINTIES
The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for Plan benefits.

SUPPLEMENTAL SCHEDULE

CLEAR CHANNEL COMMUNICATIONS, INC. 401(k) SAVINGS PLAN
SCHEDULE H, LINE 4(i): SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EMPLOYER IDENTIFICATION NUMBER: 74-1787539
PLAN NUMBER: 001
DECEMBER 31, 2005

	Description of investments,
	including maturity date,
Identity of issuer, borrower,	rate of interest, collateral,	Current
lessor or similar party	par or maturity value	value
Spartan	U.S. Equity Index Fund	$50,174,880

MSIFT	Mid Cap Growth Portfolio	60,284,585

PIMCO	Total Return Fund	33,938,193

Harbor	Small Cap Value Fund	7,645,904

Lord Abbett	Mid-Cap Value Fund	12,997,352

Live Nation, Inc.	Common Stock (unitized)	2,468,110

* Clear Channel Communications, Inc.	Common Stock (unitized)	48,021,412

* Fidelity Management Trust Company	Puritan Fund	33,830,894

LSV	Value Equity Fund	43,145,554

* Fidelity Management Trust Company	Low-Priced Stock Fund	57,732,372

* Fidelity Management Trust Company	Diversified International Fund	50,857,256

* Fidelity Management Trust Company	Dividend Growth Fund	60,022,151

* Fidelity Management Trust Company	Small Cap Stock Fund	5,152,787

* Fidelity Management Trust Company	Freedom Income Fund	1,001,343

* Fidelity Management Trust Company	Freedom 2000 Fund	1,147,536

* Fidelity Management Trust Company	Freedom 2010 Fund	40,279,777

* Fidelity Management Trust Company	Freedom 2020 Fund	12,245,117

* Fidelity Management Trust Company	Freedom 2030 Fund	5,089,450

* Fidelity Management Trust Company	Freedom 2040 Fund	2,646,100

* Fidelity Management Trust Company	Retirement Money Market Portfolio	30,911,936

* Fidelity Management Trust Company	Growth Company Fund	20,543,607

* Fidelity Management Trust Company	Cash Reserve	9,704

Participant Loans	Various due dates with interest
	rates between 5% - 11.5%	11,941,996

		$592,088,016

* Denotes party-in-interest

See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

23.1	Consent of The Hanke Group, P.C.